Principal National Life Insurance Company
Schedule IV - Reinsurance
As of December 31, 2010, 2009 and 2008 and for each of the years then ended

					Percentage
		Ceded to	Assumed		of amount
	Gross	Other	from Other		Assumed to
	Amount	Companies	Companies	Net Amount	Net
		(in thousands)
December 31, 2010
Life insurance inforce	9,386,048.4	9,386,048.4	2,630.7	2,630.7	100.0%

Premiums:
Life insurance	8,425.5	8,425.5	6.0	6.0	100.0%
Total	-	-	-	6.0	0.0%

December 31, 2009
Life insurance inforce	348,009.1	348,009.1	135.4	135.4	100.0%

Premiums:
Life insurance	217.1	217.1	0.8	0.8	100.0%
Total	-	-	-	0.8	0.0%

December 31, 2008
Life insurance inforce	-	-	136.2	136.2	100.0%

Premiums:
Life insurance	-	-	0.7	0.7	100.0%
Total	-	-	-	0.7	0.0%

pnlschedule1.pdf.xls

12/06/2011 10:22 AM